[redacted]

04003847

SD
3-22-04

UP 3-12-04

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

46 West Broadway, Ste 200
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Teran 801-521-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla McReynolds
(Name – *if individual, state last, first, middle name*)

5872 South 900 East, Ste 250 (Address) Salt Lake City (City) UT (State) 84121 (Zip Code)

MAR 1 - 2004

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DS
3/23

OATH OR AFFIRMATION

I, Gary W. Teran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Advisors, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of: Salt Lake
State of: Utah

Signature

President
Title

Brandy K Christensen
Notary Public

BRANDY K. CHRISTENSEN
NOTARY PUBLIC - STATE OF UTAH
46 W BROADWAY NO 200
SALT LAKE CITY, UT 84101
My Comm. Exp. 04/24/2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOTAL P.03

FIRST WESTERN ADVISORS

Independent Auditors' Report
and
Financial Statements

December 31, 2003

CRD #013623

FIRST WESTERN ADVISORS

Table of Contents

Mantyla McREYNOLDS LLC

CPA

The CPA. Never Underestimate The Value.[SM]

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of First Western Advisors [a Utah corporation] as of December 31, 2003, and the related statements of stockholder's equity, income and cash flows for the year then ended which is being filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Western Advisors at December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantyla McReynolds

February 23, 2004
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2003

ASSETS

Current Assets:	
Cash and cash equivalents - Note B	$ 17,152
Commissions receivable	92,396
Marketable securities, at market value - Note C	966,530
Prepaid income taxes	6,452
Other receivables	43,229
Total Current Assets	1,125,759
Property & Equipment, net - Note I	33,034
Other Assets:	
Related party loan - Note J	430,000
Deposits	27,981
TOTAL ASSETS	$1,616,774

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Financial Condition
December 31, 2003
[Continued]

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:	
Accounts payable	$ 208,642
Commissions payable	205,171
Cafeteria plan payable	15,720
Total Current Liabilities	429,533
Noncurrent Liabilities:	
Deferred tax liability - Note H	12,907
TOTAL LIABILITIES	442,440
STOCKHOLDERS' EQUITY	
Common Stock - 10,000 authorized, no par value	
Class A voting, 500 authorized, issued and outstanding	
Class B non-voting, 9,500 authorized, issued and outstanding	
Paid-In Capital	5,000
Retained earnings	1,169,334
Total Stockholders' Equity	1,174,334
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,616,774

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2003

	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2002	$ 5,000	$ 1,068,290	$ 1,073,290
Net Income for the year Ended 12/31/03		101,044	101,044
Balance, December 31, 2003	$ 5,000	$ 1,169,334	$ 1,174,334

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Income
For the Year Ended December 31, 2003

Revenues:	2003
Commissions	$ 3,743,692
Clearing revenue	223,676
Investment advisory/timing fees	966,590
Interest and dividends	67,123
Net securities gains	107,696
Total Revenue	5,108,777
Expenses:	
Employee compensation and benefits	3,877,514
Clearance fees	237,007
Occupancy	887,667
Interest	1,531
Total Expenses	5,003,719
Net Income from Operations	105,058
Net Income Before Taxes	105,058
Income tax provision - Note H	(4,014)
Net Income	$ 101,044

See accompanying notes to financial statements

FIRST WESTERN ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2003

		2003
Cash Flows Provided by/(Used for) Operating Activities		
Net Income	$	101,044
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,134
Increase in commissions receivable		(58,244)
Increase in other receivables		(15,858)
Increase in accounts payable		202,547
Increase in income tax assets		(4,915)
Decrease in commissions payable		(73,173)
Increase in accrued liabilities		(784)
Net Cash Provided by/(Used for) Operating Activities		151,751
Cash Flows Provided by/(Used for) Investing Activities		
Purchase of investments		(345,823)
Net Cash Provided by/(Used for) Investing Activities		(345,823)
Cash Flows Provided by/(Used for) Financing Activities		
Increase in related party loan receivable		0
Net Cash Provided by/(Used for) Financing Activities		0
Net Increase/(Decrease) in Cash		(194,072)
Beginning Cash Balance		211,224
Ending Cash Balance	$	17,152
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for interest	$	1,531
Cash paid during the year for income taxes	$	8,929

See accompanying notes to financial statements

First Western Advisors
Notes to Financial Statements
December 31, 2003

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

First Western Advisors is a Broker/Dealer offering various types of investments. The Company was incorporated under the laws of the State of Utah in July, 1982. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company is headquartered in Salt Lake City, Utah. Additionally, the Company maintains licensing and registration in a majority of the states in the United States.

Marketable Securities

Marketable securities consist of trading and investment securities recorded at market value. Realized and unrealized gains or losses are calculated based on historical cost.

Income Taxes

The Company applies Financial Accounting Standards Board (FASB), Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting For Income Taxes," which uses the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH AND CASH EQUIVALENTS

Cash is comprised of cash on deposit in the bank and money market funds through brokerage firms.

First Western Advisors
Notes to Financial Statements
December 31, 2003

NOTE C MARKETABLE SECURITIES

Marketable securities consist of trading and investment securities recorded at market value as follows:

Mutual funds	$	950,124
NASD Warrants		3,300
Cash funds		13,106
Total Marketable Securities	$	966,530

The unrealized holding gain on trading securities has increased by $47,305 during the year 2003 to be $64,536. This increase has been included in current earnings.

NOTE D PENSION PLAN/401K PLAN

The Company maintains a defined contribution profit sharing plan and a 401K plan for its full-time employees. Contributions to these plans are discretionary. Contributions for the profit sharing and 401K plan for 2003 totaled $ 139,849.

NOTE E LEASES AND RELATED PARTY TRANSACTIONS

The Company entered into a lease agreement in 1999 for their current office space. The lease is for a five-year term ending August, 2004, with minimum lease payments as follows:

Year Ending December 31		
2004		64,286
Total	$	64,286

Office rent expense for 2003 was $124,538.

The Company has lease agreements with two investment companies, which are owned by employees of the Company, for use of personal property and equipment. These leases are renewable, annually, with rent adjustments made based on market. Lease payments made during 2003 totaled $116,516. Minimum lease payments for 2004 are expected to be approximately $99,000.

First Western Advisors
Notes to Financial Statements
December 31, 2003

NOTE F CONTINGENCIES

The Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition.

The Company is involved in an investigation by the Securities and Exchange Commission. The investigation concerns the suitability of certain mutual fund share classes which had been sold to investors. If the investors had been offered alternative classes of shares at the time of purchase, they might have incurred different transaction costs based on the alternative shares acquired. Results of the investigation are still pending and no estimate of potential liability can be made at this time.

NOTE G SIGNIFICANT CONCENTRATION OF CREDIT RISK

The Company is headquartered in Salt Lake City, Utah. It has no single customer that represents a significant portion of total revenue. Additionally, the Company maintains licencing and registration in a majority of the states in the United States. The Company receives commissions from various wholesalers. Commissions are accrued when the transaction occurs. Even though these are non-collateral receivables, they are not accrued until the wholesalers have received payment from the customer. Nonetheless, should the wholesalers fail to perform according to the terms of their agreement, the Company would be required to seek relief through the legal system as an unsecured creditor.

NOTE H INCOME TAXES

The 2003 net deferred tax accounts include the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$	12,907
Deferred tax asset		0
	$	12,907

The deferred tax liability results from the difference in the tax basis of marketable securities from the fair market value of those securities as of December 31, 2003.

A reconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

First Western Advisors
Notes to Financial Statements
December 31, 2003

NOTE H INCOME TAXES[continued]

Estimated income tax expense:	Rate		Amount
U.S statutory rate 2003	15%	$	4,196
State income tax 2003	5%		1,472
2002 accrual in excess of actual			(4,138)
2002 payments applied to 2003			(6,110)
Change in deferred liability			8,594
Income tax provision		$	4,014

NOTE I PROPERTY

The major classes of assets as of the balance sheet date are as follows:

Asset Class		Cost		Accumulated Depreciation/ Amortization		Net Book	Method/Life
Equipment	$	1,000	$	600	$	400	SL/5 years
Leasehold Improvements		36,407		3,773		32,634	SL/39 years
Total	$	37,407	$	4,373	$	33,034	

Depreciation expense was $1,134 in 2003.

NOTE J RELATED PARTY LOAN

The Company has advanced $430,000 to a related party, an investment company described in Note E, which is owned and controlled by the Company's sole shareholder. The advance is evidenced by a ten year note which provides interest at 4.54% per annum. Interest payments are required monthly. Any unpaid interest and principal matures in May of 2011.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

FIRST WESTERN ADVISORS
Computation of Net Capital
December 31, 2003

Total Stockholder's equity from statement of financial condition	$	1,174,334
Stockholder's equity not allowable for net capital		0
Add: Subordinated liabilities		0
Total net capital and allowable subordinated liabilities		1,174,334
Less: Non-allowable assets		(512,543)
Net capital before haircuts on securities		661,791
Less: Haircuts on securities		(144,362)
Net Capital		517,429

See auditors' report on supplementary information

FIRST WESTERN ADVISORS
Report of Reconciliation with Focus Filing
For the Year Ended December 31, 2003

Reconciliation of Assets and Liabilities

Total assets per audited statements	$	1,616,774
Change in assets		(5,319)
Total assets per FOCUS report for the year Ended December 31, 2003		1,611,455
Total liabilities and stockholder's equity per audited statements		1,616,774
Change in liabilities		(8,594)
Difference in net income for year		3,275
Total liabilities and stockholder's equity per FOCUS report for the year Ended December 31, 2003		1,611,455

Reconciliation of Net Capital

Computation of net capital per audited statements	517,429
Audit disclosed differences in assets and liabilities	2,141
Net capital per FOCUS report for the year Ended December 31, 2003	519,570

See auditors' report on supplementary information

Mantyla McREYNOLDS LLC

CPA℠

The CPA. Never Underestimate The Value.℠

Auditors' Report on Material Inadequacies
For the Year Ended December 31, 2003

Board of Directors and Stockholder
First Western Advisors
Salt Lake City, Utah

We have audited the financial statements of First Western Advisors as of and for the year ended December 31, 2003, and have issued our report thereon dated February 23, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of First Western Advisors is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of First Western Advisors taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness or inadequacy.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Mantyla McReynolds

February 23, 2004
Salt Lake City, Utah

5872 South 900 East, Suite 250 • Salt Lake City, Utah 84121 • (801) 269-1818 • Fax (801) 266-3481